UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009291

February 24, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2004

Richard Dennis
Senior Counsel
Legal Department
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Re: SBC Communications Inc.
Reconsideration request dated January 30, 2004

Dear Mr. Dennis:

This is in response to your letter dated January 30, 2004 concerning a shareholder proposal submitted to SBC by Patricia A. Cavanagh. On January 16, 2004, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if SBC omitted the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6), unless the proponent recast the proposal as a request or recommendation that the board of directors take the steps necessary to implement the proposal. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Patricia Cavanagh
2890 Lone Pine Ln.
Naples, FL 34119

732717

Richard G. Dennis
Senior Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

210.351.3326 Phone
210.370.1785 Fax

1934 Act/ Rule 14a-8

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Patricia A. Cavanagh Trust

Ladies and Gentlemen:

This statement is submitted on behalf of SBC Communications Inc. ("SBC") concerning a shareholder proposal from Patricia A. Cavanagh, Trustee of the Patricia A. Cavanagh Trust, for inclusion in SBC's 2004 proxy materials. On November 24, 2003, SBC submitted a letter to the Division of Corporation Finance notifying the Division that it intended to omit from its 2004 proxy statement the shareholder proposal submitted by proponent. In a letter dated January 11, 2004, the Staff notified SBC that the proposal may be excluded from SBC's proxy materials unless the proponent revised the proposal in the manner set forth by the Staff. For the reasons set forth below, SBC intends to omit the proposal.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of: this statement and the proponent's response dated January 20, 2004, to the Staff's letter. A copy of this letter and related cover letter are being mailed concurrently to the proponent.

Procedural History

The proposal considered by the Staff was the following:

Resolved that as of December 31, 2005 the number of SBC Board of Director seats will be reduced from twenty one (21) to fourteen (14).

In a letter to the Staff dated November 24, 2003, SBC stated its intention to omit the proposal because Delaware law prohibited the removal of Directors on a classified Board, and, as a result, the reduction in the Board called for by the proposal could not be achieved by the deadline of December 31, 2005. SBC also objected to the proposal because it was not precatory.

In its January 11 response, the Staff stated:

> There appears to be some basis for your view that the proposal may be excluded under rules 14a-8(i)(2) and 14a-8(i)(6) on the grounds that it would cause the company to violate state law and therefore be beyond its power to implement. It appears that this defect could be cured, however, if the proposal is recast as a recommendation or a request that the board of directors take the steps necessary to implement the proposal.

The New Proposal

In a letter dated January 20, 2004, received January 23, 2004, the proponent acknowledged receiving the Staff's letter on January 20, 2004, and submitted her response before the Staff's deadline of January 27, 2004. The proponent revised her proposal as follows:

> I hereby request that the SBC Board of Directors take all necessary and appropriate action to reduce its Board of Director seats from twenty-one (21) to fourteen (14) effective on the earliest possible date that would be in compliance with state law and related regulations.

Reasons for Omitting the New Proposal

The proponent's revised proposal differs materially and conceptually from her original proposal. No longer is it a proposal calling for action in the future, but now calls for action as soon as the next annual meeting. In addition, SBC has already taken steps to substantially implement the proposal. Accordingly, and for the reasons set forth below, SBC requests that the Staff reconsider its response.

In November 2003, the SBC Board of Directors adopted the company's Corporate Governance Guidelines (the "Guidelines"). A copy of the Guidelines are posted on SBC's web site, which can be accessed at www.sbc.com. Section 1 of the Guidelines sets forth SBC's intention to reduce the size of the Board, stating, in part:

> Although the Board currently consists of 21 members, it is the present sense of the Board that, to the extent consistent with the specific needs of the Board over time, the size of the Board should be reduced to a range of 14 to 16 members.

Substantially Implemented

While the proponent's original proposal called for a mandatory reduction in the number of Board members from 21 to 14 by December 31, 2005, her new proposal asks the Board to "take all necessary and appropriate action" to reduce the number of Directors to 14 when it is legally possible. As documented above, the Board has already approved a resolution adopting the Guidelines, which declare publicly that the Board should be reduced to between 14 and 16 members. Pursuant to the Board's policy to not nominate directors for reelection after the age of 72, four directors will retire at SBC's 2005 Annual Meeting, two at the 2006 Annual Meeting and three at the 2006 Annual Meeting (assuming the proposal to eliminate the classified board passes). Assuming no additions to the Board, these retirements would bring the size of the Board to as low as 13 Directors in 2006, which is below the size called for by the proposal and by the Guidelines.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented " standard replaced the predecessor rule allowing the exclusion of a proposal that was "moot." It also clarifies the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. The Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company has already taken steps to fulfill the underlying goal of the proposal. See *Cisco Systems*, Inc. (August 11, 2003) (company's existing compensation structure substantially implements the shareholder proposal recommending that the board "implement a performance-based senior executive officers compensation plan"); *KeyCorp*, (March 13, 2002) (excluding proposal to declassify board); and *AMR Corporation*, (April 17, 2000). Substantial implementation does not require "point-by-point" compliance with all items set forth in a shareholder proposal. *Texaco, Inc.* (March 28, 1991).

The Staff has previously taken the position that a shareholder proposal may be substantially implemented when the company already had policies and procedures in place relating to the subject matter of the proposal and routinely responded to inquiries on matters relating to the proposal. In *Cisco Systems* cited above, the company had a comprehensive pay system in place that contained numerous performance based elements. In its letter to the Staff, the company pointed out that the board of directors had previously considered the issue of performance based compensation, and had acted on it. The company noted, "The [shareholder] Proposal is precatory in nature, and appears to request that the board consider an issue that has already been considered, approved and implemented." The Staff concurred in the exclusion of that proposal. Similarly the Staff concurred in *Kmart Corporation*, (February 23, 2000) in the exclusion of a proposal requesting the board to report on standards for its vendors, where the company represented that it had implemented a vendor compliance code, issued a report on the code, and shown its willingness to discuss the matter with interested shareholders. See also *Sears, Roebuck and Co.*, (February 23, 1998); *The Limited, Inc.*, (March 15, 1996).

In the present instance, the proponent has proposed that the Board take all necessary action to limit the size of the Board when permitted by applicable law and regulations. The SBC Board has previously considered reducing the size of the Board, and has incorporated its response in the Guidelines that are published on SBC's web site. This action on the part of the Board to establish the downsizing of the Board as part of the company's adopted Corporate Governance Guidelines substantially implements the proposal. As in *Cisco Systems*, the SBC board has considered the issue raised by the proposal and has acted on it. Accordingly, it may be excluded under Rule 14a-8(i)(10).

In effect, in an attempt to avoid exclusion of her proposal on the grounds described by SBC in its November 24 letter, and cited by the Staff in the Staff's January 11 letter, the proponent has recast her proposal in such a way as to make it excludable under Rule 14a-8(i)(10).

Proposal Conflicts with a Company Proposal

As noted in SBC's letter of November 24, 2003, SBC intends to propose to stockholders a Bylaw amendment to eliminate the classified Board. Approval of the amendment to the Bylaws will also add a provision that grants the Board the right to determine the size of the Board and removes a 25 Director limit.

In contrast, the proposal would limit the authority of the Board and impose a cap of 14 Directors. The proponent's proposal conflicts with the intent and language of SBC's proposal, and is, therefore, properly excludable from SBC's proxy materials under Rule 14a-8(i)(9). *See AOL Time Warner Inc.* (March 3, 2003 – shareholder proposal to prohibit future grants of stock options was found properly excludable because it conflicted with the company's proposal to approve a stock option plan).

* * *

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosure

cc: Patricia A. Cavanagh

PATRICIA A. CAVANAGH
2890 Lone Pine Ln.
Naples, Florida 34119
239-591-3362
cavjp@aol.com

January 20, 2004

Mr. Richard Dennis, Senior Counsel
Legal Department
SBC Communications, Inc.
175 E. Houston St.
San Antonio, Texas 78205

Dear Mr. Dennis;

In accordance with correspondence from Deputy Director Dunn of the SEC (attached) received this date, I am amending my proxy statement submitted on July 23, 2003 as follows:

Proposal:
I hereby request that the SBC Board of Directors take all necessary and appropriate action to reduce its Board of Director seats from twenty-one (21) to fourteen (14) effective on the earliest possible date that would be in compliance with state law and related regulations.

Supporting Statement:

Despite substantial reductions in its workforce, SBC has maintained the level of Board of Director seats at twenty one (21). The usual number of seats designated by S&P 500 corporations is 10.9, and the average corporate board size is 9.2 (10/27/03 Wall Street Journal, page R7). In the telecommunications industry examples are Verizon-fifteen (15) seats, Bell South-twelve (12), Lucent Technologies-eleven (11), AT&T-nine (9), and AT&T Wireless-nine (9).

In my opinion maintaining a level of twenty-one (21) Director seats is unwieldy, diffuses accountability, and serves as little more than a re-employment program for retired CEO's.

Sincerely,

Patricia A. Cavanagh, Trustee

Patricia A. Cavanagh, Trustee
Patricia A. Cavanagh, Trust
U.A. DTD 08/30/96

cc: M.P. Dunn